Exhibit (b)(5)
[LETTERHEAD OF BANK E]
July 14, 2008
Smith International, Inc.
16740 Hardy Street
Houston, Texas 77032
Attention: Ms. Margaret Dorman
Re:	$1.0 Billion Senior Unsecured Term Loan Facility (“Term Loan”); $1.0 Billion Senior Unsecured Bridge Loan Facility (“Bridge Loan”)
Dear Margaret:
     You (the “Borrower”) have requested that [Bank E] commit to provide a portion of the Term Loan and the Bridge Loan (collectively, the “Facilities”).
     [Bank E] is pleased to advise you of its commitment to provide up to $200,000,000 of the Term Loan and up to $200,000,000 of the Bridge Loan, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions dated July 2, 2008, attached hereto as Exhibit A (the “Term Sheet”). It is a condition to [Bank E]’s commitment hereunder that the portion of the Facilities not being provided by [Bank E] shall be provided by other lenders providing commitments with respect to the Facilities.
     [Bank E]’s commitment hereunder is subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change since the date hereof in or affecting the business, operations, property or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole, (b) our not becoming aware after the date hereof of any information affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information disclosed to us prior to the date hereof, (c) the negotiation, execution and delivery on or before August 31, 2008 of definitive documentation with respect to the Facilities satisfactory to [Bank E] and its counsel and you and (d) finalization, in a manner mutually acceptable to [Bank E] and Borrower, of the provisions of the Term Sheet and satisfaction of the conditions set forth or referred to in the Term Sheet and the definitive documentation. The terms and conditions of [Bank E]’s commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of [Bank E] and the Borrower.
     You acknowledge that [Bank E] and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise.

     [Bank E] will not use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by [Bank E] of services for other companies, and [Bank E] will not furnish any such information to other companies. You also acknowledge that [Bank E] has no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies.
     This Commitment Letter shall not be assignable by you without the prior written consent of [Bank E] (and any purported assignment without such consent shall he null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and [Bank E]. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter is the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.
     [Bank E] hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower and each guarantor of the Facilities, which information includes names and addresses and other information that will allow [Bank E] to identify the Borrower and each such guarantor in accordance with the Patriot Act.
     THIS COMMITMENT LETTER, THE ATTACHED TERMS SHEET AND ALL EXHIBITS, SCHEDULES AND OTHER ATTACHMENTS HERETO AND THERETO CONSTITUTE A “LOAN AGREEMENT” FOR PURPOSES OF SECTION 26.02 OF THE TEXAS BUSINESS AND COMMERCE CODE AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.
     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us an executed counterpart hereof not later than 5:00 p.m., Houston time, on July 31st, 2008. [Bank E]’s commitment herein will expire at such time in the event [Bank E] has not received such executed counterpart.

     [Bank E] is pleased to have been given the opportunity to assist you in connection with this matter.

Very truly yours, [Signature Pages Redacted]

Confidential Indicative Terms & Conditions
Smith International, Inc.
$1.0 Billion Senior Unsecured Term Loan Facility
$1.0 Billion Senior Unsecured Bridge Loan Facility
Summary of Terms and Conditions

I.	General

	Borrower:	Smith International, Inc., a Delaware corporation (“Borrower”).

	Purpose:	Proceeds shall be used to (i) fund the cash consideration payable to W-H Energy shareholders in connection with the exchange offer (“Transaction”), (ii) repay amounts outstanding under the W-H Energy revolving credit facility, (iii) pay fees and expenses incurred in connection with the Transaction and (iv) other general corporate purposes.

II.	Term Loan Facility

	Type and Amount of Facility:	USD$1.0 Billion Senior Unsecured Term Loan Facility (“Term Loan”)

	Maturity:	June 30, 2012

	Availability:	Amounts provided under the Term Loan available on July 25, 2008 with a Closing Date no later than August 31, 2008.

	Repayment:	Payable in eight (8) semi-annual payments of $125.0 million each June 30 and December 31 commencing on December 31, 2008 with the final payment due on June 30, 2012.

	Interest Rates:	Term Loan will bear interest at either a (i) Base Rate or (ii) LIBOR plus an applicable margin of 70.0 basis points based on the Borrower’s current credit rating.

III.	Bridge Loan Facility

	Type and Amount of Facility:	USD$1.0 Billion Senior Unsecured Bridge Loan Facility (“Bridge Loan”)

	Maturity:	364-days from Closing

	Availability:	Amounts provided under the Bridge Loan available on July 25, 2008 with a Closing Date no later than August 31, 2008.

	Repayment:	Upon the earlier of (i) receipt of proceeds from a debt capital markets transaction or (ii) Maturity.

	Fees:	In the event the Bridge Loan remains outstanding on January 1, 2009, Borrower will pay Lenders a fee of 35.0 basis points on any balances outstanding.

	Interest Rates:	Bridge Loan will bear interest at either a (i) Base Rate or (ii) LIBOR plus an applicable margin of 70.0 basis points based on the Borrower’s current credit rating.

IV.	Certain Documentation Matters

The Credit Documentation shall contain representations, warranties, covenants and events of default and cross default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

	Financial, Affirmative and Negative Covenants:	Consistent with the terms and conditions as set forth in the Borrower’s current Revolving Credit Facility.

	Events of Default:	Consistent with the terms and conditions as set forth in the Borrower’s current Revolving Credit Facility.